October 23, 2024

VIA E-MAIL

Ali R. Olia, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 11036

Re: Thornburg ETF Trust
**   File Nos. 333-282372 and 811-24005**

Dear Mr. Olia:

On September 27, 2024, you filed a registration statement on Form N-1A for Thornburg ETF Trust (the "Trust") to register shares of Thornburg Core Plus Bond ETF, Thornburg Flexible Bond ETF, Thornburg International Core Equity ETF, and Thornburg International Growth ETF (each a "Fund" and, collectively, the "Funds"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

COVER PAGE

1. Please include ticker symbols on the Cover Page.

PROSPECTUS

Thornburg Core Plus Bond ETF - Fund Summary

2. Please provide a completed fee table.

3. Disclosure in the second paragraph on page 4 of the Fund's principal investment strategy discusses investments denominated in foreign currencies. Please disclose under what circumstances the Fund may invest in foreign issuers or in debt denominated in foreign currencies.

4. The disclosure on page 4 defines "net assets" to include "any borrowings made by the Fund for investment purposes". Please revise this disclosure, as well as the disclosure regarding the Fund's 80% policy, to conform to the definition of "assets" under rule 35d-1(g). Specifically, please revise the 80% policy to reference "net assets, plus the amount of borrowings for investment purposes" and revise the definition of "net assets" to exclude borrowings for investment purposes.

5. The disclosure on page 4 states that Thornburg Investment Management, Inc. ("Thornburg" or the "Adviser") "will generally seek to construct a portfolio of investments with a dollar-weighted average duration that falls within two years of the

dollar-weighted average duration of the Fund's benchmark index, the Bloomberg US Aggregate Bond Index". Please disclose under what circumstances the Fund will deviate more than 2 years from the duration of the Bloomberg US Aggregate Bond Index.

6. The disclosure on page 5 states that Thornburg expects to allocate investments across various fixed income sectors in response to "changing market, financial, economic, and other factors and events that the Fund's portfolio managers believe may affect the values of the Fund's investments". Please more specifically disclose how Thornburg is considering and defining "changing market, financial, economic, and other factors and events".

7. Please more specifically disclose how Thornburg is evaluating domestic and international economic developments and outlooks for securities markets which is referenced in the second paragraph on page 5.

8. The principal investment strategy section states that the Fund will invest in bank loans, loan assignments, loan participants and similar obligations. Please include applicable risk disclosure in the principal risk section.

9. The principal investment strategy section states that the Fund will invest in obligations issued or guaranteed by U.S. and non-U.S. governments and their agencies or instrumentalities. Please include applicable risk disclosure in the principal risk section.

10. Please confirm whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose in the principal risk section that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (*i.e.*, on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund's shares. In addition, please note that this could in turn lead to differences between the market price of the Fund's shares and the underlying value of those shares.

11. The principal investment strategy section states that the Fund will invest in emerging markets. Please include applicable risk disclosure in the principal risk section.

12. Please disclose in the principal risk section that, in stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the ETF's underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF's shares in turn could lead to wider bid/ask spreads and differences between the market price of the ETF's shares and the underlying value of those shares.

13. Please supplementally identify the broad-based index against which performance will be measured. *See* Instruction 2 to Item 4 of Form N-1A.

Thornburg Flexible Bond ETF – Fund Summary

14. Disclosure in the first paragraph on page 11 states that the Fund will make investments "from throughout the world". Please describe how the Fund will invest its assets in investments that are tied to a number of countries throughout the world.

15. The principal investment strategy section states that the Fund will invest in emerging markets, bank loans, loan assignments, loan participants and similar obligations, zero coupon bonds and "stripped" securities, and convertible debt obligations. Please include applicable risk disclosure in the principal risk section.

Thornburg International Core Equity ETF – Fund Summary

16. The Fund's name includes the term "international". Please expressly describe how the Fund is defining "international". The Fund should describe the specific criteria the Fund uses to determine that an investment is tied to a country or region.

17. The Fund's 80% policy refers to investments that provide "exposure to them". Please specifically define "them" in the 80% policy.

18. Please disclose how the Fund is defining "unfavorable market perceptions" of companies on page 18.

19. Please disclose how the Fund is defining "promising companies" on page 18.

20. Will the Fund principally invest in small and mid-cap companies? If yes, please disclose in the principal investment strategy and principal risk sections.

21. Please disclose how the Fund is defining "bottom-up fundamental analysis" on page 18.

22. The principal investment strategy section states that the Fund will invest in depositary receipts and derivatives. Please include applicable risk disclosure in the principal risk section.

Thornburg International Growth ETF – Fund Summary

23. The Fund's name includes the term "international". Please expressly describe how the Fund is defining "international". The Fund should describe the specific criteria the Fund uses to determine that an investment is tied to a country or region.

24. The disclosure on page 23 states that the Thornburg International Growth ETF expects to "invest primarily" in equity securities or depositary receipts of non-US developed market issuers..."

    a. Please disclose how the Fund is defining "primarily". We may have additional comments.

    b. Please also disclose how the Fund is defining "non-US developed market issuers".

25. The principal investment strategy section states that the Fund will invest in companies that have "growth characteristics". Please include applicable risk disclosure in the principal risk section.

26. The principal investment strategy section states that the Fund will invest in non-U.S. developed market issuers, depositary receipts, emerging growth markets, and derivatives. Please include applicable risk disclosure in the principal risk section.

27. The disclosure on page 23 describes a "focused portfolio" as one limited to investing in up to 50 issuers across diversified countries and sectors. However, the principal risk disclosure regarding "focused investment risk" refers to investing in a particular market, industry, sector, or country rather than a limited number of issuers. Please reconcile.

28. Please disclose the Fund's concentration policy in Item 4 disclosure.

Additional Information – Item 9

29. Per the requirements of Form N-1A, risks disclosed as principal risks in Item 9 disclosure should, likewise, be listed in the prospectus' Item 4 disclosure. The same applies to principal strategy disclosure (*i.e.*, where a risk is listed as a principal risk, it should correspondingly be disclosed in principal strategy disclosure, as to both Items 4 and 9). Please revise Items 4 and 9 accordingly.

30. The disclosure on page 27 under Item 9 states the following: "[p]lease note that each fund may also use strategies and invest in securities that are not described in this Prospectus, but that are described in the Statement of Additional Information (the 'SAI')". Please revise this disclosure to clarify that the principal strategies of the Funds are reflected in the Prospectus. *See* Items 4(a) and 9(b) of Form N-1A.

31. The first paragraph under the heading, "Investing in Stocks and Other Equity Securities" identifies various types of equity investments. If such equity investments are part of the principal investment strategies for the Funds, then please ensure all equity securities listed are included in each Fund's' principal investment strategy sections under Item 4. The equity investments identified in this paragraph do not appear to align with the equity securities disclosed in each Fund's Item 4 disclosure regarding their principal investment strategies.

32. There is a reference to the "International Equity ETF" in the third, fourth and fifth paragraphs under "Investing in Stocks and Other Equity Securities" starting on page 27, and multiple places later in the disclosure. However, the "International Equity ETF" is not located in the prospectus. Please revise throughout the document to reference the appropriate Fund.

33. The disclosure on page 27 in the fifth paragraph states that the International Equity and International Growth ETFs may invest in securities that exhibit the characteristics of "predictable growth; predictable profitability; predictable cash flow; or predictable levels of dividends". Please disclose how the Funds are defining "predictable" and supplementally explain how use of the term "predictable" is not misleading.

34. Disclosure on page 27 in the sixth paragraph states that the International Equity ETF and International Growth ETF may invest in issuers that operate in industries which are newer than issuers in "the other two categories discussed above". Please clarify what the "other two categories" is referring to throughout this paragraph.

35. Under the heading "General Risks of Equity Securities" on page 28, the disclosure indicates that the Fund may "invest in a company's equity securities through an initial public offering ("IPO"). Please disclose such investments in the Fund's Item 4 principal strategy section and principal risk sections, as applicable.

36. Under the heading "Risks of Investing in Publicly Traded Real Estate Investment Trusts ("REITs")" on page 30, the disclosure indicates that the Fund may invest in REITs. Please disclose such investments in the Fund's Item 4 principal strategy section and principal risk sections, as applicable.

37. Under the heading "Developing Country Risks" on pages 34-35, the disclosure indicates that the Fund may invest in developing countries. The disclosure also includes separate risk disclosure about investments in China. Please disclose such investments in the Fund's Item 4 principal strategy section and principal risk sections, as applicable.

38. Disclosure under the heading "Developing Countries Risk" contains inconsistent descriptions regarding how Thornburg is defining developing countries. For example, the disclosure states that Thornburg considers developing countries to include most Asian nations. However, Thornburg also considers whether the issuer is a developing country if the country is included in the MSCI Emerging Markets Index, and there is separate disclosure indicating that Thornburg designates a number of countries outside of Asia as developing countries. Please clarify and reconcile.

39. Under the heading "Risks of Debt Issued by Foreign Governments" on page 35, the disclosure indicates that the Fund may invest "in debt issued by foreign governments". Please disclose such investments in the Fund's Item 4 principal strategy section and principal risk sections, as applicable.

40. The disclosure on pages 36-37 indicates that the Fund may invest in municipal obligations and municipal leases. Please disclose such investments in the Fund's Item 4 principal strategy section and principal risk sections, as applicable.

41. The disclosure on page 39 indicates that the Fund may invest in REMICs. Please disclose such investments in the Fund's Item 4 principal strategy section and principal risk sections, as applicable.

42. The disclosure on page 40 indicates that the Fund may engage in short selling.

    a. Please disclose any short-selling strategy in the Fund's Item 4 principal strategy section and principal risk sections, as applicable.

    b. Please also include fees associated with short selling in the fee table.

43. The disclosure on page 42 indicates that the Fund may invest in other investment companies.

    a. Please disclose such investments in the Fund's Item 4 principal strategy section and principal risk sections, as applicable.

    b. If the fees and expenses incurred indirectly by the Fund as a result of investments in shares of one or more acquired funds exceed one basis point of average net assets of the Fund, then please disclose in the fee table.

44. Please disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies, as well as the effects of taking such temporary defensive positions. *See* Form N-1A, Item 9(b)(1), Instruction 6.

45. Section 11.2 of the Declaration of Trust includes an exclusive forum provision for shareholder claims to be brought in state and federal courts in the Commonwealth of Massachusetts.

    a. Please disclose in an appropriate location in the Prospectus this provision and corresponding risks of such a provision (*e.g.*, that shareholders may have to bring suit in an inconvenient and less favorable forum). We note that such disclosure is currently located in the Statement of Additional Information ("SAI").

    b. Please also disclose in an appropriate location in the Prospectus that there is a question regarding the enforceability of this provision since the Securities Act of 1933 ("Securities Act") and Investment Company Act of 1940 ("1940 Act") permit shareholders to bring claims arising from these Acts in both state and federal courts.

STATEMENT OF ADDITIONAL INFORMATION

General Information About the Trust

46. On page 3, in the eighth paragraph, please more specifically disclose that there is a question regarding the enforceability of the exclusive forum provision in the Declaration of Trust since the Securities Act and 1940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts.

47. Please revise the heading "Temporary Investments" on page 28. An investment is made pursuant to a principal strategy, non-principal, or as a temporary defensive position strategy. *See* Item 16 of Form N-1A.

Investment Limitations

48. Investment Limitation 4 refers to a "single industry". Please also add "group of industries" to this Limitation. *See* section 8(b) of the 1940 Act.

49. Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund's compliance with its concentration policies.

50. If any of the Funds will be concentrated in a particular industry or group of industries, please revise each of these Fund's concentration policy to state that the Fund will concentrate in that industry or group of industries.

51. Under the Fund's concentration policy disclosed in its Investment Limitations, the Fund states that it does not consider asset-backed securities to represent interests in any industry or group of industries. Staff believes that the Fund's position as currently worded conflicts with Section 8(b)(1)(E) of the 1940 Act by allowing the Fund to reserve freedom of action to concentrate. The staff does not believe that it is consistent with Section 13(a) of the 1940 Act to categorically exclude asset-backed securities from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. Staff takes the position that every investment - other than investments in government securities, domestic bank deposit instruments or tax-exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) - is an investment in some industry or group of industries. Accordingly, a fund must determine which industry classification, or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider, the nature of an asset-backed security's underlying receivables (*e.g.*, auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the Fund's concentration policy. A Fund could also reasonably choose to classify its non-mortgage related asset-backed security investments in a single industry for concentration purposes. Please revise this description in the SAI to conform to this position and make any necessary conforming changes to the principal strategies section of the prospectus.

52. Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund's compliance with its concentration policies.

Management

53. Please include the principal occupation of the Trustees during the past five years with their corresponding dates. *See* Item 17, Form N-1A.

Investment Adviser

54. Please supplementally confirm whether any of the Funds will utilize the services of a sub-adviser. We may have additional comments.

Underwriting and Distribution Services

55. Disclosure under the heading "12b-1 Distribution Plan" on page 41 of the SAI is bracketed. Please supplementally explain if the Fund intends to include this disclosure.

Creation and Redemption of Creation Units

56. In the third paragraph under the heading "Acceptance of Orders for Creation Units" on page 46 of the SAI, please delete the statement that the Fund reserves the "absolute" right to reject or suspend creations, including if "(iv) the acceptance of the basket would have certain adverse tax consequences; and (vi) the acceptance of the basket would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or the rights of the Fund's Beneficial Owners …."

<u>PART C</u>

Item 28 - EXHIBITS

57. Article 11, Section 11.3(b) of The By-Laws of Thornburg ETF Trust ("By-Laws") states that "[a]ny decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be binding upon the shareholders." Please revise this provision to state that it does not apply to claims arising under the federal securities laws and please disclose in an appropriate location in the prospectus that it does not apply to federal securities law claims.

58. Section 5.2 of the By-Laws appears to permit indemnification of a Covered Person if the majority of the disinterested Trustees makes certain findings. Please explain how this provision complies with section 17(h) of the 1940 Act.

59. Article III, Section 9 ("Derivative Claims") of the Agreement and Declaration of Trust of the Thornburg ETF Trust states that "[a]ny decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in their business judgment and shall be binding upon the Shareholders."   Please revise this provision to state that it does not apply to claims arising under the federal securities laws and please disclose in an appropriate location in the prospectus the provision and that it does not apply to federal securities law claims.

60. Please confirm the Fund will file a fidelity bond under Form 40-17G.

61. Please confirm that the legality opinion to be filed as exhibit (i) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

62. Please include indemnification provisions required under Rule 461(c) under the Securities Act and § 17(h) and (i) under the 1940 Act.

63. Please include the undertaking required by Rule 484(b)(3) under the Securities Act.

Signature Page

64. Please include the signature of the principal accounting officer. *See* Section 6(a) of the Securities Act.

ACCOUNTING COMMENTS

65. Please provide an estimate of organization and offering expenses and confirm that they will be included in Other Expenses in the fee table.

66. Please enhance the disclosure in the section of the SAI addressing Financial Statements and Item 35 to undertake to file an amendment to the registration statement containing financial statements and an accompanying consent showing the initial capital received pursuant to the Trust's reliance on Section 14(a)(3).

GENERAL COMMENTS

67. Please supplementally explain whether any of the Funds will invest through any entity that: (1) is primarily controlled by the Fund; and (2) primarily engages in investment activities in securities or other assets. We may have additional comments.

68. We note that many portions of your filing are incomplete or to be updated by amendment (*e.g.*, fee tables, financial statements, information regarding Trustees, auditor's report, consent). Further, a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on supplemental information supplied, or on exhibits added in any pre-effective amendment.

69. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

70. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6478.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Attorney-Adviser

cc: Michael Spratt, Assistant Director

Thankam Varghese, Branch Chief